Exhibit 99.10

22 December 2003

EIDOS plc

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 314,485 Ordinary shares of 2p each ("shares") to be admitted to the Official List.

It is expected admission will be granted on 29 December 2003 and that trading will commence on 30 December 2003.

These shares are being issued as a result of the exercise of warrants and will rank pari passu with the existing issued Ordinary shares.

END